Exhibit 10.13

GEOKINETICS, INC.

1 Riverway - Suite 2100

Houston, TX 77056

September 23, 2003

Mr. David A. Johnson

P.O. Box 727

Simonton, TX 77476

Re:  Geokinetics, Inc. Employment Relationship-CEO

Dear Mr. Johnson:

This is to set forth the principal terms of an employment relationship between you and Geokinetics, Inc. (the “Company” or “Geokinetics”).  Please review the following and, if acceptable, please indicate your acceptance in the place marked below.

1.      Your title would be Chief Executive Officer and you would report directly to the Board of Directors of the Company.  You will also be nominated for election as a Director of the Company.  You will devote substantially all of your business time and attention and best efforts to the affairs of Geokinetics; provided, however, that you may engage in other activities involving charitable, educational and similar organizations and, with the permission of the Board of Directors, passive investment activities, as long as such activities do not interfere materially with the discharge of your duties at Geokinetics.

2.      You would be paid an annual salary at the rate of $240,000 plus reimbursement of business expenses against proper vouchers in accordance with Company policies.  Your salary will be reviewed annually.

3.      You would be granted options to purchase common stock of Geokinetics at a purchase price per share equal to the fair market value of such stock on the date of hire, which for this purpose shall be its closing price as quoted on the NASDAQ Bulletin Board.  Your grant would be 6% out of the 15% incentive stock available for employee awards authorized pursuant to the Company’s recent restructuring (“Stock Pool”).  Vesting would take place over three years in six equal increments.  The first installment shall vest three months from date of hire, the second installment twelve months from the date of hire, and subsequent installments on the four six-month anniversaries of the date of hire thereafter.  The term of these options shall be for a

10-year option period from the date of hire.  If the Stock Pool is increased to 20% in connection with your hiring, your allocation shall be increased to 7.5%, or a proportional increase if the limit is raised to less than 20%.  Your options shall be subject to the same terms and conditions as set out in the 2002 Stock Awards Plan as published in the 2003 Proxy Statement.  These terms include definition and provision for Change of Control.  In initially setting your option grants, the Company would attempt to create the maximum number of incentive stock options permitted for tax purposes, with the balance being non-qualified options, in order to optimize your tax position vis-a-vis gain on exercise.

After 3 months employment and in the event there is a material negative change in your job scope or remuneration package and in the absence of termination for cause, you will have the right to terminate your employment and receive a severance package equal to three times the sum of your base salary and the most recent non-zero cash bonus.

4.      In addition to your salary, you would be entitled to participate in a senior executive incentive program where you could earn additional sums as a bonus based upon the annual performance of the Company in relation to its cash flow.  Cash flow would be earnings before depreciation, interest and taxes, less capex budget overages not previously approved by the Board of Directors (“EBITDA” less Capex overages).  An annual bonus pool will be established for Senior Executives and key employees consisting of 10% of the difference of EBITDA less Capex overages (“Bonus Pool”).  If Earnings from Operations (EBIT) are negative, no bonus shall be payable.  You will receive at least 50% of the Bonus Pool, subject to a limit of three times base salary.  The limit for other participants shall be set at two times base salary.  These limits shall be increased only with the approval of the compensation committee and full Board.  The compensation committee of the Board will have discretion to allocate the Bonus Pool, with recommendations from the CEO.  The bonus pool determined for 2003 (to be paid in early 2004) will be retroactive to the beginning of the year for all eligible executives prorated, based on full months of employment during 2003.  Bonuses are payable within 90 days of the end of the Company’s fiscal year, provided that no notice of voluntary termination has been given and no termination of employment for cause has taken place before such date.

5.      You will receive as an incentive to enter this letter agreement a one time signup bonus equal to three times your bonus allocation for 2003 payable at the time such bonus becomes payable and otherwise subject to the terms thereof.

6.      You represent that at this time you are under no prohibition or other restriction in joining Geokinetics.  You will agree not to compete in the seismic services industry during your employment and for a period of two years after termination for any reason.  The non-compete would be restricted to the areas where the Company is operating at the time of your termination.  You will agree to execute Company non-disclosure and confidentiality agreements with respect to disclosure of Company proprietary or confidential information.

7.      You would be entitled to the same employment benefits accorded to senior executives of the Company generally.  In addition, the Company will maintain for you your current $1.25 million life insurance policy at approximately $300.00 per month premium.  You will be entitled to six weeks of paid vacation, pro-rated over an annual employment year if less than twelve months.  The Company will provide for a paid membership in a lunch club of your choice.

8.      Your employment is “employment at will” and is effective as of October 1, 2003.  You or the Company can terminate your employment at any time for any reason subject to the provisions of this letter.

We look forward to welcoming you at Geokinetics.  Please contact the undersigned if you have any questions about the foregoing.

Very truly yours,

		/s/	William R. Ziegler
William R. Ziegler, Chairman of the Board

AGREED AND ACCEPTED
30th day of Sept, 2003

/s/	David A. Johnson
David A. Johnson